1400 Corporate Center Way

Wellington, Florida 33414-2105

May 1, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:  Withdrawal of request to withdraw filed by B/E Aerospace, Inc.
on April 25, 2017 with respect to Post-Effective Amendments Nos. 2,

4 and 2 to Registration Statements on Form S-3 with File Nos.

333-112493, 333-57114 and 333-16235, respectively (the “Amendments”)

Ladies and Gentlemen:

On April 25, 2017, B/E Aerospace, Inc. (the “Registrant”) filed a request to withdraw the Amendments. However, the Registrant inadvertently filed the request to withdraw on a Form RW instead of a Form AW. Accordingly, we hereby respectfully request that the request to withdraw on Form RW filed on April 25, 2017 be withdrawn. The Registrant intends to re-file the original request to withdraw the Amendments on the proper Form AW promptly.

Very truly yours,

B/E Aerospace, Inc.

By:	/s/ Robert J. Perna
Name:	Robert J. Perna
Title:	Vice President and Secretary